Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

SEC MAIL RECEIVED PROCESSING
MAY 16 2002
WASH. D.C. 155 SECTION

1st March 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02034239

SUPPL

Dear Sirs

Dairy Farm International Holdings Limited
Disclosure of Interests – Substantial Shareholder

We attach for your information a notification dated 1st March 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

encl.

dlw 5/20

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Holding(s) in Company
Released	08:06 1 Mar 2002
RNS Number	2483S

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

We have today been advised that Franklin Resources Inc is interested in 188,433,048 ordinary shares of DFIH representing 11.03% of DFIH's issued share capital.

The holding of Franklin Resources Inc, which represents the interests of its affiliates, was previously disclosed at 10.78% in February 2002.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

1st March 2002

www.jardines.com

END